EXHIBIT 99.1

            CAUTIONARY STATEMENT UNDER THE SAFE HARBOR PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Lance, Inc. (the Company), from time to time, makes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which may be written or oral, reflect expectations of management of the Company at the time such statements are made. The Company is filing this cautionary statement to identify certain important factors that could cause the Company's actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.


Price Competition and Industry Consolidation

     The sales of most of the Company's products are subject to intense competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than the Company. In addition, there is a continuing consolidation by the major companies in the snack food industry which could increase competition.


Raw Material Costs

     The Company's cost of sales can be adversely impacted by changes in the cost of raw materials, principally flour, peanuts, peanut butter, oils, sugar and potatoes. While the Company obtains substantial commitments for the future delivery of certain of its raw materials and engages in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials could adversely impact the Company's cost of sales.


Effectiveness of Sales and Marketing Activities

     The Company's plans for profitable sales growth depend upon the ability of the Company to improve the effectiveness of its distribution system, to develop and execute effective marketing strategies for its products, to introduce new products and to obtain greater penetration into growing trade channels such as mass merchants and convenience and grocery stores. Because a majority of the Company's products are marketed and distributed through the direct-store delivery (DSD) system, the revitalization of the DSD route sales system as a cost effective sales and distribution system is essential to profitable sales growth. Efforts to generate profitable sales growth and to revitalize the DSD route sales system have resulted in increases in selling, marketing and delivery costs. There is no assurance that these investments in sales, marketing and delivery efforts and the DSD route sales system will generate profitable sales growth.


Interest Rate, Foreign Exchange Rate and Credit Risks

     The Company is exposed to interest rate volatility with regard to its variable rate debt obligations. The Company is exposed to foreign exchange rate volatility primarily through the operations of Tamming Foods, Ltd., a Canadian subsidiary. In addition, the Company is exposed to certain credit risks related to the collection of its accounts receivable.

     There are other important factors not described above that could also cause actual results to differ materially from those in any forward-looking statement made by or on behalf of the Company.